Exhibit 99.1

GDS Reports

Fourth Quarter and Full Year 2024

Results

GDS Holdings Limited Reports Fourth Quarter and Full Year 2024 Results

Shanghai, China, March 19, 2025 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

DayOne Data Centers Limited (“DayOne”), previously known as GDS International or GDSI, completed and closed its Series B equity raise on December 31, 2024. At closing, GDS’s equity interest in DayOne was diluted from 52.7% to 35.6%. Accordingly, GDS deconsolidated DayOne as a subsidiary and recognized DayOne as an equity investee. In the consolidated financial statements for the quarter and year ended December 31, 2024, DayOne’s operational results and cash flows have been excluded from the Company’s financial results from continuing operations and have been separately itemized under discontinued operations. Retrospective adjustments to the historical statements of operations and cash flows have also been made to provide a consistent basis of comparison for the financial results. Furthermore, retrospective adjustments were made to categorize and label DayOne’s assets and liabilities as “assets or liabilities of discontinued operations” on balance sheets for the comparative periods. Additionally, DayOne’s operating metrics have also been excluded from the Company’s operating metrics and have been separately itemized under discontinued operations.

Fourth Quarter 2024 Financial Highlights For Continuing Operations

•	Net revenue increased by 9.1% year-over-year (“Y-o-Y”) to RMB2,690.7 million (US$368.6 million) in the fourth quarter of 2024 (4Q2023: RMB2,465.3 million).

•	Net loss from continuing operations was RMB173.4 million (US$23.8 million) in the fourth quarter of 2024 (4Q2023: RMB3,074.6 million).

•	Adjusted EBITDA (non-GAAP) increased by 13.9% Y-o-Y to RMB1,297.7 million (US$177.8 million) in the fourth quarter of 2024 (4Q2023: RMB1,139.2 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) was 48.2% in the fourth quarter of 2024 (4Q2023: 46.2%).

Full Year 2024 Financial Highlights For Continuing Operations

•	Net revenue increased by 5.5% Y-o-Y to RMB10,322.1 million (US$1,414.1 million) in 2024 (2023: RMB9,782.4 million).

•	Net loss from continuing operations was RMB770.9 million (US$105.6 million) in 2024 (2023: RMB3,926.0 million).

•	Adjusted EBITDA (non-GAAP) increased by 3.0% Y-o-Y to RMB4,876.4 million (US$668.1 million) in 2024 (2023: RMB4,733.0 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) was 47.2% in 2024 (2023: 48.4%).

Fourth Quarter and Full Year 2024 Operating Highlights For Continuing Operations

•	Total area committed and pre-committed increased by 1.8% Y-o-Y to 629,997 sqm as of December 31, 2024 (December 31, 2023: 618,942 sqm).

•	Area utilized increased by 11.8% Y-o-Y to 453,094 sqm as of December 31, 2024 (December 31, 2023: 405,302 sqm).

•	Utilization rate for area in service was 73.8% as of December 31, 2024 (December 31, 2023: 73.9%).

“In 2024, we executed our business strategy in a disciplined way,” stated Mr. William Huang, Chairman and CEO of GDS. “We focused on backlog delivery while being selective on new commitments. At the same time, we made significant progress with our asset monetisation program with first ever data center ABS issue in China. Looking forward, we are well positioned strategically and financially to capture new business opportunities arising from AI.”

Fourth Quarter 2024 Financial Results For Continuing Operations

Net revenue in the fourth quarter of 2024 was RMB2,690.7 million (US$368.6 million), a 9.1% increase over the same period last year of RMB2,465.3 million. The Y-o-Y increase was mainly due to continued ramp-up of our data centers.

Cost of revenue in the fourth quarter of 2024 was RMB2,112.5 million (US$289.4 million), a 3.9% increase over the same period last year of RMB2,032.4 million. The Y-o-Y increase was in line with the continued growth of our business.

Gross profit was RMB578.1 million (US$79.2 million) in the fourth quarter of 2024, a 33.5% increase over the same period last year of RMB432.9 million.

Gross profit margin was 21.5% in the fourth quarter of 2024, compared with 17.6% in the same period last year. The Y-o-Y increase was mainly due to a lower level of depreciation and amortization costs as percentage of net revenue as the data centers continue to ramp up.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,396.7 million (US$191.3 million) in the fourth quarter of 2024, an 11.8% increase over the same period last year of RMB1,249.3 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 51.9% in the fourth quarter of 2024, compared with 50.7% in the same period last year. The Y-o-Y increase was mainly due to a lower level of cash cost components as percentage of net revenue.

Selling and marketing expenses, excluding share-based compensation expenses of RMB6.9 million (US$0.9 million), were RMB23.7 million (US$3.2 million) in the fourth quarter of 2024, a 4.1% decrease over the same period last year of RMB24.7 million (excluding share-based compensation of RMB9.3 million). The Y-o-Y decrease was mainly due to less marketing activities.

General and administrative expenses, excluding share-based compensation expenses of RMB55.9 million (US$7.7 million), depreciation and amortization expenses of RMB79.0 million (US$10.8 million) and operating lease cost relating to prepaid land use rights of RMB15.6 million (US$2.1 million), were RMB108.5 million (US$14.9 million) in the fourth quarter of 2024, a 3.3% increase over the same period last year of RMB105.1 million (excluding share-based compensation expenses of RMB35.8 million, depreciation and amortization expenses of RMB88.9 million and operating lease cost relating to prepaid land use rights of RMB16.6 million). The Y-o-Y increase was due to an increase in corporate activities as business continues to grow.

Research and development costs were RMB6.9 million (US$0.9 million) in the fourth quarter of 2024, compared with RMB12.8 million in the same period last year.

Impairment losses of long-lived assets was zero in the fourth quarter of 2024, compared with RMB3,013.4 million in the same period last year.

Net interest expenses for the fourth quarter of 2024 were RMB458.7 million (US$62.8 million), a 1.8% increase over the same period last year of RMB450.7 million. The Y-o-Y increase was mainly due to a higher level of total borrowings.

Foreign currency exchange gain for the fourth quarter of 2024 was RMB8.1 million (US$1.1 million), compared with a loss of RMB6.0 million in the same period last year.

Others, net for the fourth quarter of 2024 was RMB29.7 million (US$4.1 million), compared with RMB30.3 million in the same period last year.

Income tax expenses for the fourth quarter of 2024 were RMB34.1 million (US$4.7 million), compared with income tax benefits of RMB225.3 million in the same period last year.

Net loss from continuing operations in the fourth quarter of 2024 was RMB173.4 million (US$23.8 million), compared with RMB3,074.6 million in the same period last year.

Adjusted EBITDA (non-GAAP) is defined as net income (loss) excluding income (loss) from discontinued operations, net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment losses of long-lived assets. Adjusted EBITDA was RMB1,297.7 million (US$177.8 million) in the fourth quarter of 2024, a 13.9% increase over the same period last year of RMB1,139.2 million.

Adjusted EBITDA margin (non-GAAP) was 48.2% in the fourth quarter of 2024, compared with 46.2% in the same period last year. The Y-o-Y increase was mainly due to a lower level of cash cost components as percentage of net revenue and a decrease in corporate expenses as percentage of net revenue.

Full Year 2024 Financial Results For Continuing Operations

Net revenue in 2024 was RMB10,322.1 million (US$1,414.1 million), a 5.5% increase from RMB9,782.4 million in 2023, or a 6.3% increase excluding previously disclosed one-time items in 2023.

Cost of revenue in 2024 was RMB8,099.4 million (US$1,109.6 million), a 3.4% increase from RMB7,831.2 million in 2023.

Gross profit was RMB2,222.6 million (US$304.5 million) in 2024, a 13.9% increase from RMB1,951.2 million in 2023. Gross profit margin was 21.5% in 2024, compared with 19.9% in 2023.

Selling and marketing expenses, excluding share-based compensation expenses of RMB25.0 million (US$3.4 million), were RMB91.4 million (US$12.5 million) in 2024, a 5.9% decrease from RMB97.1 million (excluding share-based compensation of RMB43.8 million) in 2023.

General and administrative expenses, excluding share-based compensation expenses of RMB165.6 million (US$22.7 million), depreciation and amortization expenses of RMB291.7 million (US$40.0 million) and operating lease cost relating to prepaid land use rights of RMB65.3 million (US$8.9 million), were RMB395.3 million (US$54.2 million) in 2024, a 13.9% increase from RMB347.1 million (excluding share-based compensation expenses of RMB162.9 million, depreciation and amortization expenses of RMB387.8 million and operating lease cost relating to prepaid land use rights of RMB68.2 million) in 2023.

Research and development costs were RMB36.3 million (US$5.0 million) in 2024, compared with RMB38.2 million in 2023.

Impairment losses of long-lived assets was zero in 2024, compared with RMB3,013.4 million in 2023.

Net interest expenses were RMB1,834.9 million (US$251.4 million) in 2024, a 0.4% decrease from RMB1,842.5 million in 2023.

Others, net was RMB49.1 million (US$6.7 million) in 2024, compared with RMB109.7 million in 2023.

Net loss from continuing operations was RMB770.9 million (US$105.6 million) in 2024, compared with RMB3,926.0 million in 2023.

Adjusted EBITDA (non-GAAP) was RMB4,876.4 million (US$668.1 million) in 2024, a 3.0% increase from RMB4,733.0 million in 2023, or a 5.1% increase excluding previously disclosed one-time items in 2023.

Adjusted EBITDA margin (non-GAAP) was 47.2% in 2024, compared with 48.4% in 2023, or 47.8% excluding previously disclosed one-time items in 2023.

Fourth Quarter and Full Year 2024 Financial Results for Discontinued Operations

Net revenue was RMB443.4 million (US$60.7 million) in the fourth quarter of 2024, a 331.1% increase from RMB102.9 million in the same period last year. For the full year 2024, net revenue was RMB1,262.1 million (US$172.9 million), a 618.2% increase from RMB175.7 million in 2023.

Loss from operations of discontinued operations, net of income taxes in the fourth quarter of 2024 was RMB190.5 million (US$26.1 million), compared with RMB90.0 million in the same period last year. Loss from operations of discontinued operations, net of income taxes in 2024 was RMB400.8 million (US$54.9 million), compared with RMB359.4 million in 2023.

Adjusted EBITDA (non-GAAP) for discontinued operations is defined as loss from operations of discontinued operations, net of income taxes excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs. Adjusted EBITDA (non-GAAP) was RMB109.7 million (US$15.0 million) in the fourth quarter of 2024, compared with RMB3.8 million in the same period last year. For the full year 2024, Adjusted EBITDA (non-GAAP) was RMB332.3 million (US$45.5 million), compared with negative RMB98.5 million in 2023.

Adjusted EBITDA margin (non-GAAP) was 24.7% in the fourth quarter of 2024, compared with 3.7% in the same period last year. For the full year 2024, adjusted EBITDA margin (non-GAAP) was 26.3% compared with negative 56.1% in 2023.

Gain on Deconsolidation of Subsidiaries

Gain on deconsolidation of subsidiaries in the fourth quarter of 2024 and full year of 2024 was RMB4,475.5 million (US$613.1 million), arising from the difference between the aggregate of the fair value of retained non-controlling equity interest and the carrying amount of equity interest owned by other investors in former subsidiaries at the date of deconsolidation, and the carrying amount of the deconsolidated subsidiaries’ assets and liabilities.

Net Income

Net income in the fourth quarter of 2024 was RMB4,111.6 million (US$563.3 million), compared with a net loss of RMB3,164.6 million in the same period last year.

Net income was RMB3,303.8 million (US$452.6 million) in 2024, compared with a net loss of RMB4,285.4 million in 2023.

Basic and diluted income per ordinary share in the fourth quarter of 2024 was RMB2.81 (US$0.39), compared with loss of RMB2.16 in the same period last year.

Basic and diluted income per American Depositary Share (“ADS”) in the fourth quarter of 2024 was RMB22.51 (US$3.08), compared with loss of RMB17.30 in the same period last year.

Basic and diluted income per ordinary share was RMB2.29 (US$0.31) in 2024, compared with loss of RMB2.96 in 2023.

Basic and diluted income per ADS was RMB18.28 (US$2.50) in 2024, compared with loss of RMB23.67 in 2023.

Liquidity for GDS Excluding DayOne

GDS deconsolidated DayOne as a subsidiary on December 31, 2024. As a result, the following financial information excludes DayOne’s assets and liabilities.

As of December 31, 2024, cash was RMB7,867.7 million (US$1,077.9 million).

Total short-term debt was RMB4,978.4 million (US$682.0 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB4,341.6 million (US$594.8 million), the current portion of convertible bonds payable of RMB575 thousand (US$79 thousand) and the current portion of finance lease and other financing obligations of RMB636.2 million (US$87.2 million). Total long-term debt was RMB38,084.2 million (US$5,217.5 million), comprised of long-term borrowings (excluding current portion) of RMB21,906.0 million (US$3,001.1 million), the non-current portion of convertible bonds payable of RMB8,576.6 million (US$1,175.0 million) and the non-current portion of finance lease and other financing obligations of RMB7,601.7 million (US$1,041.4 million).

During the fourth quarter of 2024, the Company obtained new debt financing and refinancing facilities of RMB960.0 million (US$131.5 million) for continuing operations.

During the full year of 2024, the Company obtained new debt financing and refinancing facilities of RMB5,734.0 million (US$785.5 million) for continuing operations.

Liquidity For DayOne

As of December 31, 2024, upon deconsolidation, cash was RMB9,930.9 million (US$1,360.5 million). Total gross debt, including borrowings and finance lease and other financing obligations, was RMB10,417.6 million (US$1,427.2 million).

Fourth Quarter and Full Year 2024 Operating Results For Continuing Operations

Sales

Total area committed and pre-committed at the end of the fourth quarter of 2024 was 629,997 sqm, compared with 618,942 sqm at the end of the fourth quarter of 2023 and 626,783 sqm at the end of the third quarter of 2024, an increase of 1.8% Y-o-Y and 0.5% quarter-over-quarter (“Q-o-Q”), respectively. In the fourth quarter of 2024, gross additional total area committed was 9,387 sqm, mainly contributed by data centers in Shanghai. Net additional total area committed was 3,214 sqm. In the full year of 2024, gross additional total area committed was 49,452 sqm, and net additional total area committed was 11,055 sqm.

Data Center Resources

Area in service at the end of the fourth quarter of 2024 was 613,583 sqm, compared with 548,352 sqm at the end of the fourth quarter of 2023 and 595,606 sqm at the end of the third quarter of 2024, an increase of 11.9% Y-o-Y and 3.0% Q-o-Q. In the fourth quarter of 2024, net additional area in service for China was 17,977 sqm, mainly from data centers in Changshu, Langfang and Huizhou.

Area under construction at the end of the fourth quarter of 2024 was 102,691 sqm, compared with 151,602 sqm at the end of the fourth quarter of 2023 and 120,422 sqm at the end of the third quarter of 2024, a decrease of 32.3% Y-o-Y and 14.7% Q-o-Q, respectively.

Commitment rate for area in service was 91.9% at the end of the fourth quarter of 2024, compared with 92.5% at the end of the fourth quarter of 2023 and 92.1% at the end of the third quarter of 2024. Pre-commitment rate for area under construction was 64.1% at the end of the fourth quarter of 2024, compared with 73.8% at the end of the fourth quarter of 2023 and 65.1% at the end of the third quarter of 2024.

Move-In

Area utilized at the end of the fourth quarter of 2024 was 453,094 sqm, compared with 405,302 sqm at the end of the fourth quarter of 2023 and 438,654 sqm at the end of the third quarter of 2024, an increase of 11.8% Y-o-Y and 3.3% Q-o-Q. In the fourth quarter of 2024, gross additional area utilized was 16,390 sqm, mainly contributed by data centers in Langfang, Huizhou and Shanghai. Net additional area utilized was 14,440 sqm. In the full year of 2024, gross additional area utilized was 79,431 sqm, and net additional area utilized was 47,792 sqm.

Utilization rate for area in service was 73.8% at the end of the fourth quarter of 2024, compared with 73.9% at the end of the fourth quarter of 2023 and 73.6% at the end of the third quarter of 2024.

Fourth Quarter and Full Year 2024 Operating Results for Discontinued Operations

Total power committed was 469 MW as of December 31, 2024, an increase from 433 MW as of September 30, 2024. The contribution was mainly from the two sites in Johor, Malaysia.

Power Capacity in Service was 132 MW as of December 31, 2024, compared to 131 MW as of September 30, 2024. Power Capacity Under Construction was 369 MW as of December 31, 2024, an increase from 320 MW as of September 30, 2024. This increase was primarily driven by the progress of two new data centers under construction in Johor sites.

Power utilized was 123 MW as of December 31, 2024, an increase from 105 MW as of September 30, 2024. Utilization Rate was 93.6% as of December 31, 2024.

Recent Development

Reference is made to the Company’s press release on March 10, 2025 where it announced that it has entered into definitive agreements to monetize, on a net basis, a 70% equity interest in certain of its data centers, at an implied enterprise value (“EV”) to EBITDA multiple of around 13 times. In such transaction, GDS is selling a 100% equity interest in certain data center project companies to a purchaser which is special purpose vehicle involving the issue of an Asset Backed Security (“ABS”). The ABS is 70% subscribed by top tier institutional investors in China, led by China Life Insurance Company Limited (“China Life"), whilst GDS subscribes for the remaining 30% and retains the rights for on-going operation of the underlying data centers. The ABS will be registered on the Shanghai Stock Exchange as a privately-held standardized security product. The ABS is specifically designed to facilitate an eventual injection into a public REIT vehicle (commonly referred to as “C-REIT”) for public offering and listing in the future, when certain qualification requirements under the ABS scheme are satisfied. Notwithstanding the above, such potential injection remains subject to, among other things, the satisfaction of relevant regulatory and disclosure requirements (including but not limited to the Hong Kong Listing Rules requirement on spin-off listing) and there is currently no concrete or definitive plan in this regard.

Business Outlook For Continuing Operations

For the full year of 2025, the Company expects its total revenues to be between RMB11,290 million to RMB11,590 million, implying a year-on-year increase of between approximately 9.4% to 12.3%; and its Adjusted EBITDA to be between RMB5,190 million to RMB5,390 million, implying a year-on-year increase of between approximately 6.4% to 10.5%. In addition, the Company expects capex to be around RMB4,300 million for the full year of 2025.

This forecast assumes completion of the ABS transaction and deconsolidation of the underlying data center project companies. However, the gain on sale is not included in Adjusted EBITDA.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on March 19, 2025 (8:00 p.m. Beijing Time on March 19, 2025) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register-conf.media-server.com/register/BI4cc739e1f3c748ffa22f7df4125e5079

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment losses of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue. In addition, we exclude the income (loss) from discontinued operation from our Adjusted EBITDA and Adjusted EBITDA margin to measure our financial performance from continuing operations, which will be consistent with our future financial performance disclosure.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of income (loss) from discontinued operations, net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment losses of long-lived assets, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We do not provide forward-looking guidance for certain financial data, such as depreciation, amortization, accretion, share-based compensation and net income (loss); the impact of such data and related adjustments can be significant. As a result, we are not able to provide a reconciliation of forward-looking U.S. GAAP to forward-looking non-GAAP financial measures without unreasonable effort. Such forward-looking non-GAAP financial measures include the forecast for Adjusted EBITDA in the section captioned “Business Outlook For Continuing Operations” set forth in this press release.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in and around primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 24-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a non-controlling 35.6% equity interest in DayOne Data Centers Limited which develops and operates data centers in International markets.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and regions in which GDS’ major equity investees operate, such as South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the results of operations, growth prospects, financial condition, regulatory environment, competitive landscape and other uncertainties associated with the business and operations of our significant equity investee DayOne; the continued adoption of cloud computing and cloud service providers in China and other major markets that may impact the results of our equity investees, such as South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations and those of its major equity investees; competition in GDS Holdings’ industry in China and in markets that affect the business of our major equity investees, such as South East Asia; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2023	As of December 31, 2024
	RMB	RMB	US$
Assets
Current assets
Cash	7,354,809	7,867,659	1,077,865
Accounts receivable, net of allowance for credit losses	2,493,059	3,021,956	414,006
Value-added-tax (“VAT”) recoverable	214,385	240,506	32,949
Prepaid expenses and other current assets	483,833	482,950	66,164
Current assets of discontinued operations	437,567	0	0
Total current assets	10,983,653	11,613,071	1,590,984
Non-current assets
Long-term investments in equity investees	7,298	7,544,555	1,033,600
Property and equipment, net	40,098,423	40,204,133	5,507,944
Prepaid land use rights, net	22,388	21,774	2,983
Operating lease right-of-use assets	5,310,723	5,193,408	711,494
Goodwill and intangible assets, net	6,574,669	6,367,493	872,343
Other non-current assets	2,538,542	2,704,194	370,473
Non-current assets of discontinued operations	8,910,994	0	0
Total non-current assets	63,463,037	62,035,557	8,498,837
Total assets	74,446,690	73,648,628	10,089,821
Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	2,582,350	4,341,649	594,803
Convertible bonds payable, current	0	575	79
Accounts payable	2,749,896	2,593,305	355,281
Accrued expenses and other payables	1,265,259	1,389,072	190,302
Operating lease liabilities, current	132,811	117,345	16,076
Finance lease and other financing obligations, current	547,847	636,152	87,152
Current liabilities of discontinued operations	1,027,313	0	0
Total current liabilities	8,305,476	9,078,098	1,243,693
Non-current liabilities
Long-term borrowings, excluding current portion	23,088,055	21,905,985	3,001,108
Convertible bonds payable, non-current	8,434,766	8,576,583	1,174,987
Operating lease liabilities, non-current	1,344,264	1,279,726	175,322
Finance lease and other financing obligations, non-current	7,894,185	7,601,651	1,041,422
Other long-term liabilities	1,586,012	1,537,952	210,699
Non-current liabilities of discontinued operations	3,670,129	0	0
Total non-current liabilities	46,017,411	40,901,897	5,603,538
Total liabilities	54,322,887	49,979,995	6,847,231
Mezzanine equity
Redeemable preferred shares	1,064,766	1,080,656	148,049
Total mezzanine equity	1,064,766	1,080,656	148,049
GDS Holdings Limited shareholders' equity
Ordinary shares	516	527	72
Additional paid-in capital	29,337,095	29,596,268	4,054,672
Accumulated other comprehensive loss	(974,393)	(1,094,377)	(149,929)
Accumulated deficit	(9,469,758)	(6,044,372)	(828,075)
Total GDS Holdings Limited shareholders' equity	18,893,460	22,458,046	3,076,740
Non-controlling interests	165,577	129,931	17,801
Total equity	19,059,037	22,587,977	3,094,541
Total liabilities, mezzanine equity and equity	74,446,690	73,648,628	10,089,821

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	2,465,283	2,619,578	2,690,482	368,595	9,781,884	10,321,888	1,414,093
Equipment sales	0	0	180	25	564	180	25
Total net revenue	2,465,283	2,619,578	2,690,662	368,620	9,782,448	10,322,068	1,414,118
Cost of revenue	(2,032,352)	(2,061,995)	(2,112,545)	(289,417)	(7,831,222)	(8,099,439)	(1,109,619)
Gross profit	432,931	557,583	578,117	79,203	1,951,226	2,222,629	304,499
Operating expenses
Selling and marketing expenses	(34,050)	(32,356)	(30,571)	(4,188)	(140,890)	(116,440)	(15,952)
General and administrative expenses	(246,274)	(211,392)	(259,048)	(35,490)	(965,982)	(917,877)	(125,748)
Research and development expenses	(12,800)	(8,588)	(6,862)	(940)	(38,159)	(36,319)	(4,976)
Impairment losses of long-lived assets	(3,013,416)	0	0	0	(3,013,416)	0	0
(Loss) income from continuing operations	(2,873,609)	305,247	281,636	38,585	(2,207,221)	1,151,993	157,823
Other income (expenses):
Net interest expenses	(450,700)	(463,327)	(458,745)	(62,848)	(1,842,529)	(1,834,851)	(251,374)
Foreign currency exchange (loss) gain, net	(5,991)	586	8,117	1,112	(1,573)	18,942	2,595
Others, net	30,347	5,001	29,727	4,072	109,729	49,057	6,721
Loss from continuing operations before income taxes	(3,299,953)	(152,493)	(139,265)	(19,079)	(3,941,594)	(614,859)	(84,235)
Income tax benefits (expenses)	225,342	347	(34,144)	(4,678)	15,577	(156,053)	(21,379)
Net loss from continuing operations	(3,074,611)	(152,146)	(173,409)	(23,757)	(3,926,017)	(770,912)	(105,614)
Discontinued operations
Loss from operations of discontinued operations, net of income taxes	(90,033)	(78,963)	(190,491)	(26,097)	(359,376)	(400,796)	(54,909)
Gain on deconsolidation of subsidiaries	0	0	4,475,539	613,146	0	4,475,539	613,146
(Loss) income from discontinued operations	(90,033)	(78,963)	4,285,048	587,049	(359,376)	4,074,743	558,237
Net (loss) income	(3,164,644)	(231,109)	4,111,639	563,292	(4,285,393)	3,303,831	452,623
Net loss from continuing operations	(3,074,611)	(152,146)	(173,409)	(23,757)	(3,926,017)	(770,912)	(105,614)
Net income from continuing operations attributable to non-controlling interests	(1,676)	(1,755)	(1,268)	(174)	(5,026)	(6,209)	(851)
Net loss from continuing operations attributable to GDS Holdings Limited shareholders	(3,076,287)	(153,901)	(174,677)	(23,931)	(3,931,043)	(777,121)	(106,465)
(Loss) income from discontinued operations	(90,033)	(78,963)	4,285,048	587,049	(359,376)	4,074,743	558,237
Net loss from discontinued operations attributable to non-controlling interests	366	5,092	3,373	462	366	7,317	1,003
Net loss from discontinued operations attributable to redeemable non-controlling interests	0	35,432	75,550	10,350	0	120,447	16,501
Net (loss) income from discontinued operations attributable to GDS Holdings Limited shareholders	(89,667)	(38,439)	4,363,971	597,861	(359,010)	4,202,507	575,741
Net (loss) income attributable to GDS Holdings Limited shareholders	(3,165,954)	(192,340)	4,189,294	573,930	(4,290,053)	3,425,386	469,276
Cumulative dividend on redeemable preferred shares	(13,679)	(13,618)	(13,679)	(1,874)	(53,625)	(54,232)	(7,430)
Net (loss) income available to GDS Holdings Limited ordinary shareholders	(3,179,633)	(205,958)	4,175,615	572,056	(4,343,678)	3,371,154	461,846
(Loss) income per ordinary share
Basic and diluted	(2.16)	(0.14)	2.81	0.39	(2.96)	2.29	0.31
Weighted average number of ordinary share outstanding
Basic and diluted	1,469,982,015	1,476,130,132	1,484,083,188	1,484,083,188	1,468,187,956	1,475,079,754	1,475,079,754

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Year ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(3,164,644)	(231,109)	4,111,639	563,292	(4,285,393)	3,303,831	452,623
Foreign currency translation adjustments, net of nil tax	117,674	538,739	(391,639)	(53,654)	(125,118)	74,741	10,239
Defined benefit plan, net of nil tax	0	0	(41)	(6)	0	(41)	(6)
Amounts reclassified from accumulated other comprehensive loss	0	0	(96,957)	(13,283)	0	(96,957)	(13,283)
Comprehensive (loss) income	(3,046,970)	307,630	3,623,002	496,349	(4,410,511)	3,281,574	449,573
Comprehensive (income) loss attributable to non-controlling interests	(1,678)	(5,287)	6,631	908	(5,575)	(1,076)	(147)
Comprehensive (income) loss attributable to redeemable non-controlling interests	0	(107,365)	126,721	17,361	0	24,904	3,412
Comprehensive (loss) income attributable to GDS Holdings Limited shareholders	(3,048,648)	194,978	3,756,354	514,618	(4,416,086)	3,305,402	452,838

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Year ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(3,164,644)	(231,109)	4,111,639	563,292	(4,285,393)	3,303,831	452,623
Net loss (income) from discontinued operations	90,033	78,963	(4,285,048)	(587,049)	359,376	(4,074,743)	(558,237)
Depreciation and amortization	865,485	803,535	865,896	118,627	3,368,474	3,243,004	444,290
Amortization of debt issuance cost and debt discount	34,010	33,467	18,290	2,506	140,625	110,724	15,169
Share-based compensation expense	80,765	61,194	82,965	11,366	336,616	296,487	40,619
Impairment losses of long-lived assets	3,013,416	0	0	0	3,013,416	0	0
Others	(202,637)	(63,810)	(29,703)	(4,069)	(187,844)	(115,941)	(15,884)
Changes in operating assets and liabilities	326,171	(42,362)	315,821	43,267	(385,994)	(543,700)	(74,487)
Net cash provided by operating activities from continuing operations	1,042,599	639,878	1,079,860	147,940	2,359,276	2,219,662	304,093
Net cash (used in) provided by operating activities from discontinued operations	(93,209)	1,636	(150,554)	(20,626)	(294,019)	(281,297)	(38,538)
Net cash provided by operating activities	949,390	641,514	929,306	127,314	2,065,257	1,938,365	265,555

Purchase of property and equipment and land use rights	(282,591)	(788,123)	(381,382)	(52,249)	(3,175,406)	(2,965,384)	(406,256)
(Payments) receipts related to acquisitions and investments	(396,051)	0	27,000	3,699	(1,339,639)	1,125,023	154,128
Net cash used in investing activities from continuing operations	(678,642)	(788,123)	(354,382)	(48,550)	(4,515,045)	(1,840,361)	(252,128)
Net cash used in investing activities from discontinued operations	(784,990)	(2,110,682)	(3,011,040)	(412,511)	(2,827,863)	(6,920,177)	(948,060)
Net cash used in investing activities	(1,463,632)	(2,898,805)	(3,365,422)	(461,061)	(7,342,908)	(8,760,538)	(1,200,188)

Net cash (used in) provided by financing activities from continuing operations	(271,778)	(392,325)	(612,447)	(83,905)	1,266,936	174,295	23,878
Net cash provided by financing activities from discontinued operations	958,799	2,334,112	11,441,448	1,567,472	2,892,824	16,883,042	2,312,967
Net cash provided by financing activities	687,021	1,941,787	10,829,001	1,483,567	4,159,760	17,057,337	2,336,845
Effect of exchange rate changes on cash and restricted cash	4,705	(28,109)	(6,457)	(885)	154,302	(13,592)	(1,862)

Net increase (decrease) of cash and restricted cash	177,484	(343,613)	8,386,428	1,148,935	(963,589)	10,221,572	1,400,350
Cash and restricted cash at beginning of period	7,740,395	10,096,689	9,753,076	1,336,166	8,882,066	7,917,932	1,084,752
Reclassification as assets of disposal group classified as held for sale	53	0	0	0	(545)	0	0
Cash and restricted cash at end of period	7,917,932	9,753,076	18,139,504	2,485,101	7,917,932	18,139,504	2,485,102
Less: Cash and restricted cash of discontinued operations at end of period or deconsolidation date	(420,610)	(1,760,719)	(10,045,974)	(1,376,293)	(420,610)	(10,045,974)	(1,376,293)
Cash and restricted cash of continuing operations at end of period	7,497,322	7,992,357	8,093,530	1,108,808	7,497,322	8,093,530	1,108,809

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended				Year ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	432,931	557,583	578,117	79,203	1,951,226	2,222,629	304,499
Depreciation and amortization	775,122	731,630	786,869	107,801	2,974,546	2,947,444	403,798
Operating lease cost relating to prepaid land use rights	10,615	11,536	11,996	1,643	38,792	44,872	6,147
Accretion expenses for asset retirement costs	1,588	1,730	1,709	234	6,599	6,827	935
Share-based compensation expenses	29,066	20,549	18,002	2,466	116,467	92,402	12,659
Adjusted GP	1,249,322	1,323,028	1,396,693	191,347	5,087,630	5,314,174	728,038
Adjusted GP margin	50.7%	50.5%	51.9%	51.9%	52.0%	51.5%	51.5%

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended				Year ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(3,164,644)	(231,109)	4,111,639	563,292	(4,285,393)	3,303,831	452,623
Loss (income) from discontinued operations	90,033	78,963	(4,285,048)	(587,049)	359,376	(4,074,743)	(558,237)
Net loss from continuing operations	(3,074,611)	(152,146)	(173,409)	(23,757)	(3,926,017)	(770,912)	(105,614)
Net interest expenses	450,700	463,327	458,745	62,848	1,842,529	1,834,851	251,374
Income tax (benefits) expenses	(225,342)	(347)	34,144	4,678	(15,577)	156,053	21,379
Depreciation and amortization	865,485	803,535	865,896	118,627	3,368,474	3,243,004	444,290
Operating lease cost relating to prepaid land use rights	27,199	27,602	27,609	3,782	106,964	110,126	15,087
Accretion expenses for asset retirement costs	1,588	1,730	1,709	234	6,599	6,827	935
Share-based compensation expenses	80,765	61,194	82,965	11,366	336,616	296,487	40,619
Impairment losses of long-lived assets	3,013,416	0	0	0	3,013,416	0	0
Adjusted EBITDA	1,139,200	1,204,895	1,297,659	177,778	4,733,004	4,876,436	668,070
Adjusted EBITDA margin	46.2%	46.0%	48.2%	48.2%	48.4%	47.2%	47.2%

Additional Information for Discontinued Operations

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2023		As of December 31, 2024
	RMB		RMB	US$
Property and equipment, net	7,401,071		16,646,191	2,280,519
Cash	355,902		9,930,915	1,360,530
Gross debt	5,169,734	(1)	10,417,647	1,427,212

Note:

1.	Including amounts due to GDSH.

Additional Information for Discontinued Operations Cont’d

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended				Year ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue	102,853	363,209	443,413	60,747	175,737	1,262,063	172,902
Cost of revenue	(90,862)	(252,211)	(290,131)	(39,748)	(194,570)	(859,254)	(117,717)
Operating expenses	(66,214)	(88,776)	(150,543)	(20,624)	(233,249)	(400,336)	(54,846)
(Loss) income from operations	(54,223)	22,222	2,739	375	(252,082)	2,473	339
Other expenses, net	(35,020)	(110,846)	(126,457)	(17,324)	(106,494)	(346,145)	(47,422)
Loss from operations of discontinued operations before income taxes	(89,243)	(88,624)	(123,718)	(16,949)	(358,576)	(343,672)	(47,083)
Income tax (expenses) benefits	(790)	9,661	(66,773)	(9,148)	(800)	(57,124)	(7,826)
Loss from operations of discontinued operations, net of income taxes	(90,033)	(78,963)	(190,491)	(26,097)	(359,376)	(400,796)	(54,909)
Net interest expenses	42,060	76,069	102,991	14,110	107,286	280,652	38,449
Income tax expenses (benefits)	790	(9,661)	66,773	9,148	800	57,124	7,826
Depreciation and amortization	50,650	107,739	128,662	17,627	151,271	393,735	53,941
Operating lease cost relating to prepaid land use rights	295	0	1,778	244	1,290	1,782	244
Accretion expenses for asset retirement costs	52	0	(1)	0	206	(211)	(29)
Adjusted EBITDA	3,814	95,184	109,712	15,032	(98,523)	332,286	45,522
Adjusted EBITDA margin	3.7%	26.2%	24.7%	24.7%	(56.1)%	26.3%	26.3%
Net cash (used in) provided by operating activities	(93,209)	1,636	(150,554)	(20,626)	(294,019)	(281,297)	(38,538)
Net cash used in investing activities	(784,990)	(2,110,682)	(3,011,040)	(412,511)	(2,827,863)	(6,920,177)	(948,060)
Net cash provided by financing activities	958,799	2,334,112	11,441,448	1,567,472	2,892,824	16,883,042	2,312,967